UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   MARSHALL, GREGORY K.
   1390 Enclave Parkway
   Houston, TX  77077-2099
   USA
2. Issuer Name and Ticker or Trading Symbol
   SYSCO CORPORATION
   SYY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/09/2002
5. If Amendment, Date of Original (Month/Year)
   12/11/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12-09-|M   | |948               |A  |$7.2188    |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12-09-|M   | |16,858            |A  |$8.75      |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12-09-|M   | |4,340             |A  |$10.9375   |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12-09-|F   | |11,899            |D  |$29.51     |48,727.4516        |D     |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |       |       |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |       |       |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  (A)  |  (D)  |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option|7.2187  |12-09|M   | |       |948    |(1)  |9-02-|Common Stock|948    |       |0           |D  |            |
(Right to Buy) - Date |        |-02  |    | |       |       |     |03   |            |       |       |            |   |            |
Granted 9/2/93        |        |     |    | |       |       |     |     |            |       |       |            |   |            |
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Incentive Stock Option|8.7500  |12-09|M   | |       |16,858 |(1)  |9-03-|Common Stock|16,858 |       |13,142      |D  |            |
(Right to Buy) - Date |        |-02  |    | |       |       |     |07   |            |       |       |            |   |            |
Granted 9/4/97        |        |     |    | |       |       |     |     |            |       |       |            |   |            |
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Incentive Stock Option|10.9375 |12-09|M   | |       |4,340  |(1)  |9-03-|Common Stock|4,340  |       |21,660      |D  |            |
(Right to Buy) - Date |        |-02  |    | |       |       |     |08   |            |       |       |            |   |            |
Granted 9/3/98        |        |     |    | |       |       |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Exercises not permitted prior to the first anniversary of the grant. If certain performance criteria are met in any fiscal year during the first 5 years after the grant, one-third (1/3) of the shares covered by the grant vest at the end of the fiscal year in which the performance criteria are met.

SIGNATURE OF REPORTING PERSON
/s/ Gregory K. Marshall
Gregory K. Marshall
DATE
December 18, 2002